Exhibit D



Mellon HBV Alternative Strategies UK Limited
                                                                      28-03-2006
ASM International N.V.
Attn. Mr. A.J.M. van der Ven
Jan van Eycklaan 10
3723 BC  BILTHOVEN


Dear Mr. Van der Ven,

Thank you for your letter of 27 March. Your response to our letters of 15 and 17 March is, however, not satisfactory.

Dividend in kind

Your interpretation that the purpose of our request would not be to have the proposed resolution adopted but would be to "create pressure on the management of ASMI" is incorrect and inappropriate. In our letter of 15 March we have extensively set out our concerns regarding the present structure of ASMI and the reasons why a divestiture or a split off of the back-end activities is in the interest of the company and its shareholders. The proposed resolution will - when adopted - result in such divestiture.

Your statement that there would be no legal basis for our request is also incorrect. The Dutch Civil Code (DCC) makes clear that the profit of the company is at the disposal of the shareholders' meeting (section 2:105 DCC), which is confirmed in article 32.7 of the ASMI Articles of Association ("the Articles"). The Articles furthermore confirm that the shareholders' meeting may resolve to effectuate a distribution out of the company's reserves (article 32.10 Articles). It is generally accepted that the shareholders' meeting thereby has the authority to determine a distribution in kind (M. van Olffen, WPNR 6231). Case law shows that withholding profits and benefits from shareholders without a sound and reasonable business rationale is not allowed (Asser-Maeijer 2-III, ss.
450). It is therefore not acceptable that you would insert this agenda item "for discussion purposes".

Finally, on this item you have not included our full explanatory note but a "summary" thereof which does not adequately reflect the reason and background for the proposed resolution. It for instance does not include our quantified description of the value destruction of approximately (euro) 1 bln since early 2002.

We therefore urge and summon you to fully include our proposal and explanatory notes in accordance with annex 1 to our letter of 15 March last and to confirm to us in writing prior to 31 March that you will do so.

For the avoidance of doubt: you state - correctly - that distribution of reserves is limited to the amount of distributable reserves. Our understanding is that distribution of the appropriate number of ASM PT shares is allowed, especially seen the valuation of these shares in the ASMI accounts.

Structuurregime

In our letter of 15 March we have asked you to inform us why ASMI has not (yet) filed a statement that it qualifies for the "structuurregime". You have not answered this question but announced that you will add this item for discussion purposes.

This item can only be discussed meaningfully at such meeting if you have clearly set out the position of the company in this respect timely prior to such meeting. Such timely information is all the more important in view of the ramifications of the structuurregime. Application thereof determines the corporate governance structure of the company including the right of the shareholders' meeting, by simple majority, to dismiss the supervisory board (section 2:161a DCC). The Articles are presently not in line with the structuurregime although ASMI appears to qualify as such.

We therefore urge and summon you to inform us in writing prior to 31 March why ASMI has not (yet) submitted such registration.

We gladly are available to elucidate or discuss the above, without prejudice to the summons above.

Yours sincerely,
Mellon HBV Alternative Strategies UK Limited